Daniel A. Peterson
Attorney

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105
314.345.6246
fax: 314.480.1505
dan.peterson@huschblackwell.com

July 29, 2010

Securities and Exchange Commission Filing Desk 100 F Street, N.E. Washington, D.C. 20549
Re:	The Registration Statement of Tributary Funds, Inc. (the “Registrant”) on Form N-1A with respect to each of its series portfolios (collectively, the “Funds”)

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Registrant, pursuant to: (1) the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(b) thereunder; (2) the Investment Company Act of 1940, as amended (the “1940 Act”); and (3) Regulation S-T, please find Post-Effective Amendment No. 35 to the Registration Statement under the Securities Act (File No. 033-85982) and Amendment No. 36 to the Registration Statement under the Investment Company Act (File No. 811-08846) of the Registrant (“Amendment”).  The Amendment is being filed for the purpose of updating the Registrant’s financial information, incorporating modifications to the Funds’ prospectus and statement of additional information in response to comments provided by the Securities and Exchange Commission staff on Post-Effective Amendment No. 34 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 35 to the Trust’s Registration Statement under the 1940 Act, and to make other minor and conforming changes.

In accordance with Rule 485(b)(4), we hereby represent that, based on our review of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions concerning the foregoing, please contact the undersigned at (314) 345-6246 or dan.peterson@huschblackwell.com

Very truly yours,

/s/ Daniel A. Peterson

Daniel A. Peterson

DAP

cc:	Brittany Fahrenkrog
Tributary Capital Management, LLC
1620 Dodge Street
Omaha, NE 68197

Toni Bugni
Jackson Fund Services
225 W. Wacker Dr. Suite 1200
Chicago, IL 60606

SLC-6121887-1